Flotek Industries, Inc.
10603 W. Sam Houston Parkway N., Suite 300
Houston, Texas 77064
(713) 849-9911
October 5, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long

Re:	Registration Statement on Form S-3 (File No. 333-219618) of Flotek Industries, Inc.
Dear Ms. Long:
On behalf of Flotek Industries, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-219618) be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, October 11, 2017, or as soon thereafter as practicable.

Sincerely,

FLOTEK INDUSTRIES, INC.

By:	/s/ H. RICHARD WALTON
Name:	H. Richard Walton
Title:	Executive Vice President and Chief Financial Officer